Exhibit 99.1

FIRST QUARTER 2009
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2009 RESULTS

All amounts are in Canadian dollars, and are based on our unaudited interim consolidated financial statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q1 2009 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

First quarter 2009 compared to first quarter 2008	First quarter 2009 compared to fourth quarter 2008

•   Net income of $1,053 million (down 15% from $1,245 million)

•   Diluted earnings per share (EPS) of $.73 (down $.22 from $.95)

•   Return on common equity (ROE) of 13.8% (down 770 basis points from 21.5%)

•   Tier 1 capital ratio of 10.6%

• Net income of $1,053 million (down 6% from $1,120 million) • Diluted EPS of $.73 (down $.08 from $.81) • ROE of 13.8% (down 230 basis points from 16.1%)

TORONTO, February 26, 2009 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,053 million for the first quarter ended January 31, 2009, down $192 million or 15% from a year ago and down $67 million or 6% from last quarter. Our results were impacted by higher losses related to market environment impacts including unfavourable credit valuation adjustments. Canadian Banking, Insurance and certain businesses in Capital Markets generated solid results.

Market environment impacts reduced earnings by $646 million ($1,257 million pre-tax and related compensation adjustments) and EPS by $0.47, securitization gains increased earnings by $183 million ($267 million pre-tax) and EPS by $0.13, and a general provision for credit losses reduced earnings by $101 million ($149 million pre-tax) and EPS by $0.07. Excluding these items, net income was $1.6 billion and EPS was $1.14.(1)

“These results reflect the strength of our Canadian businesses and demonstrate the value of our diversified business model. We earned over $1 billion this quarter for our shareholders, notwithstanding market impacts” said Gordon M. Nixon, RBC President and CEO. “Our solid financial profile should provide additional confidence in the strength and stability of our organization, and supports the continued growth of our businesses. In today’s uncertain environment, we have the resources, expertise and discipline to help our clients create a path forward.”

Canadian Banking net income was $696 million, up 3% or $23 million from last year reflecting volume growth across all businesses, a favourable adjustment relating to our credit card customer loyalty reward program liability and effective cost management. Volume growth was offset by spread compression largely relating to the lower interest rate environment. Provision for credit losses increased $56 million over last year and $45 million over last quarter, reflecting higher loss rates and portfolio growth.

Wealth Management net income was $128 million, down 29% or $53 million over last year due to the impact of capital markets on fee-based client assets and transaction volumes.

Insurance net income was $112 million, up 26% or $23 million over last year. Improved Canadian life and health policyholder experience was partially offset by lower favourable actuarial adjustments from management actions and assumption changes.

International Banking net loss was $144 million, down $175 million from net income of $31 million a year ago. This decrease was primarily due to performance of our U.S. banking business, which had investment portfolio losses of $113 million ($94 million after-tax) and a higher provision for credit losses. Provision for credit losses in the segment increased $129 million over last year and was essentially unchanged from the previous quarter. Appreciation of the U.S. dollar versus the Canadian dollar also reduced earnings by $36 million over last year.

Capital Markets net income was $225 million, down 26% or $79 million from a year ago due to primarily due to higher losses and higher unfavourable credit valuation adjustments resulting from the market environment, and an increase in provision for credit losses. Certain trading businesses continue to perform well from increased market volatility and the lower interest rates.

Capital Ratios

Tier 1 Capital Ratio of 10.6% was up 90 basis points from last year largely due to capital issuances as consideration for acquisitions as well as for general business purposes, and internal capital generation. Higher capital levels were partially offset by higher risk-adjusted assets and a higher capital deduction for goodwill as a result of acquisitions. Risk-adjusted assets increased due to business growth, including acquisitions and the impact of a weaker Canadian dollar on the translated value of foreign currency denominated assets.

(1)

Net income and EPS excluding these items are non-GAAP financial measures, and we believe provide useful information to investors regarding our results of operations. Readers are cautioned that non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures disclosed by other companies.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS

		As at or for the three months ended			Change January 31 2009 vs.
	(C$ millions, except per share, number of and percentage amounts)	January 31 2009	October 31 2008	January 31 2008	October 31 2008	January 31 2008

	Total revenue	$6,941	$5,069	$5,647	$1,872	$1,294
	Provision for credit losses (PCL)	747	619	293	128	454
	Insurance policyholder benefits, claims and acquisition expense	1,076	(86)	616	1,162	460
	Non-interest expense	3,622	2,989	3,120	633	502
	Net income before income taxes and non-controlling interest in subsidiaries	1,496	1,547	1,618	(51)	(122)
	Net income	$1,053	$1,120	$1,245	$(67)	$(192)
	Segments - net income (loss)
	Canadian Banking	$696	$676	$673	$20	$23
	Wealth Management	128	116	181	12	(53)
	Insurance	112	59	89	53	23
	International Banking	(144)	(206)	31	62	(175)
	Capital Markets	225	584	304	(359)	(79)
	Corporate Support	36	(109)	(33)	145	69
	Net income	$1,053	$1,120	$1,245	$(67)	$(192)
	Selected information
	Earnings per share (EPS) - basic	$0.74	$0.82	$0.96	$(0.08)	$(0.22)
	Earnings per share (EPS) - diluted	$0.73	$0.81	$0.95	$(0.08)	$(0.22)
	Return on common equity (ROE) (1)	13.8%	16.1%	21.5%	(230)bps	(770)bps
	Return on risk capital (RORC) (2)	21.5%	26.3%	35.6%	(480)bps	(1,410)bps
	Net interest margin (NIM) (3)	1.57%	1.59%	1.36%	(20)bps	210bps
	Specific PCL as a percentage of average net loans and acceptances	0.80%	0.65%	0.44%	150bps	360 bps
	Gross impaired loans (GIL) as a percentage of loans and acceptances	1.19%	0.96%	0.56%	230bps	630bps
	Capital ratios and multiples
	Tier 1 capital ratio	10.6%	9.0%	9.7%	160bps	90bps
	Total capital ratio	12.5%	11.0%	11.2%	150bps	130bps
	Assets-to-capital multiple	17.5X	20.1X	22.1X	(2.6)X	(4.6)X
	Selected balance sheet and other information
	Total assets	$713,176	$723,859	$632,761	$(10,683)	$80,415
	Securities	172,182	171,134	184,348	1,048	(12,166)
	Retail loans (4)	192,988	195,455	174,779	(2,467)	18,209
	Wholesale loans (4)	92,941	96,300	72,430	(3,359)	20,511
	Deposits	422,850	438,575	394,416	(15,725)	28,434
	Average common equity (1)	29,050	27,000	22,600	2,050	6,450
	Average risk capital (2)	18,700	16,500	13,650	2,200	5,050
	Risk-adjusted assets	273,561	278,579	241,206	(5,018)	32,355
	Assets under management (AUM)	224,900	226,900	165,000	(2,000)	59,900
Assets under administration (AUA)	- RBC	594,900	623,300	607,200	(28,400)	(12,300)
	- RBC Dexia IS (5)	2,131,400	2,585,000	2,922,000	(453,600)	(790,600)
Common share information
Shares outstanding (000s)	- average basic	1,366,868	1,337,753	1,273,862	29,115	93,006
	- average diluted	1,379,191	1,353,588	1,286,595	25,603	92,596
	- end of period	1,406,973	1,341,260	1,276,635	65,713	130,338
	Dividends declared per share	$0.50	$0.50	$0.50	$—	$—
	Dividend yield (6)	5.2%	4.4%	4.0%	80bps	120bps
	Common share price (RY on TSX) - close, end of period	$30.41	$46.84	$50.65	$(16.43)	$(20.24)
	Market capitalization (TSX)	42,786	62,825	64,662	(20,039)	(21,876)
	Business information (number of)
	Employees (full-time equivalent)	73,416	73,323	64,905	93	8,511
	Bank branches	1,747	1,741	1,544	6	203
	Automated teller machines	4,984	4,964	4,547	20	437
	Period average US$ equivalent of C$1.00 (7)	$0.815	$0.901	$1.002	$(0.09)	$(0.19)
	Period-end US$ equivalent of C$1.00	$0.815	$0.830	$0.996	$(0.02)	$(0.18)

(1)	Calculated using month-end balances for the period.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period. For more information, refer to the Key performance and non-GAAP measures section of our Q1 2009 Report to Shareholders.
(3)	Calculated as Net interest income divided by Average assets. Average assets are calculated per note (2) above.
(4)	Retail and wholesale loans do not include allowance for loan losses.
(5)	AUA – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(6)	Dividends per common share divided by the average of the high and low share prices in the revelant period.
(7)	Calculated using month-end spot rates for the period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section of our Q1 2009 Report to Shareholders and in our 2008 Annual Report to Shareholders; market environment impacts, including the impact of the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions in Canada, the United States and other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section of our Q1 2009 Report to Shareholders, and in our 2008 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2009 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, February 26, 2009 at 10:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 9:50 a.m. and 9:55 a.m. (EST).

Speakers’ notes will be posted on our website shortly after the call. Also, a recording will be available on February 26 until May 30, 2009 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 3277550#).

Media Relations Contact

Katherine Gay, VP & Head, Corporate Communications, katherine.gay@rbc.com, 416-974-6286 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, VP & Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Josie Merenda, Director, Investor Relations, josie.merenda@rbc.om, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 52 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.